As filed with the Securities and Exchange Commission on August 25, 2004

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) OR 13(e)(1) of the Securities
Exchange Act of 1934

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

(Name of Subject Company (issuer))

BRASILCEL N.V.
PORTUGAL TELECOM, SGPS, S.A.
PT MÓVEIS, SGPS, S.A.
TELEFÓNICA MÓVILES, S.A.

(Name of Filing Person (offeror))

Preferred shares, without par value
Common shares, without par value
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

S. Todd Crider, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

☑	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXHIBIT INDEX
INVESTOR PRESENTATION

EXHIBIT INDEX

Exhibit No.	Description
1.1	Investor presentation dated August 25, 2004.